                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                              CSS INDUSTRIES, INC.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   125906 10 7
                                 --------------
                                 (CUSIP Number)

                                Alan Singer, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                 (215) 963-5000
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 15, 2005
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

                              (Page 1 of 12 Pages)

CUSIP NO. 125906 10 7                SCHEDULE 13D             PAGE 2 OF 12 PAGES
          -----------

________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                        Ellen B. Kurtzman
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A
     MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION             United States of America
________________________________________________________________________________
  NUMBER       7    SOLE VOTING POWER                1,935,275 Shares
  OF
  SHARES       _________________________________________________________________
  BENEFIC-     8    SHARED VOTING POWER                224,900 Shares
  IALLY
  OWNED BY
  EACH         _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER           1,935,275 Shares
  PERSON
  WITH        _________________________________________________________________
               10   SHARED DISPOSITIVE POWER           224,900 Shares

________________________________________________________________________________
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                      2,160,175 Shares
________________________________________________________________________________
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*             [_]
________________________________________________________________________________
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               20.7%
________________________________________________________________________________
14             TYPE OF REPORTING PERSON*      IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 125906 10 7                SCHEDULE 13D             PAGE 3 OF 12 PAGES
          -----------

________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Delv, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A
     MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                    Delaware
________________________________________________________________________________
  NUMBER       7    SOLE VOTING POWER                  750,000 Shares
  OF
  SHARES       _________________________________________________________________
  BENEFIC-     8    SHARED VOTING POWER                0 Shares
  IALLY
  OWNED BY
  EACH         _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER             750,000 Shares
  PERSON
  WITH        _________________________________________________________________
               10   SHARED DISPOSITIVE POWER           0 Shares

________________________________________________________________________________
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                        750,000 Shares
________________________________________________________________________________
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*             [_]
________________________________________________________________________________
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.2%
________________________________________________________________________________
14             TYPE OF REPORTING PERSON*      PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 125906 10 7                SCHEDULE 13D             PAGE 4 OF 12 PAGES
          -----------

________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Trust FBO Ellen B. Kurtzman under the 2002 Farber Children's Trusts dated December 12, 2002
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A
     MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION             United States of America
________________________________________________________________________________
  NUMBER       7    SOLE VOTING POWER                  0 Shares
  OF
  SHARES       _________________________________________________________________
  BENEFIC-     8    SHARED VOTING POWER                750,000 Shares
  IALLY
  OWNED BY
  EACH         _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER             0 Shares
  PERSON
  WITH        _________________________________________________________________
               10   SHARED DISPOSITIVE POWER           750,000 Shares

________________________________________________________________________________
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                        750,000 Shares
________________________________________________________________________________
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*             [_]
________________________________________________________________________________
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.2%
________________________________________________________________________________
14             TYPE OF REPORTING PERSON*      OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 125906 10 7                SCHEDULE 13D             PAGE 5 OF 12 PAGES
          -----------

________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Trust FBO David M. Farber under the 2002 Farber Children's Trusts dated December 12, 2002
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A
     MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION             United States of America
________________________________________________________________________________
  NUMBER       7    SOLE VOTING POWER                  0 Shares
  OF
  SHARES       _________________________________________________________________
  BENEFIC-     8    SHARED VOTING POWER                750,000 Shares
  IALLY
  OWNED BY
  EACH         _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER             0 Shares
  PERSON
  WITH        _________________________________________________________________
               10   SHARED DISPOSITIVE POWER           750,000 Shares

________________________________________________________________________________
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                        750,000 Shares
________________________________________________________________________________
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*             [_]
________________________________________________________________________________
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.2%
________________________________________________________________________________
14             TYPE OF REPORTING PERSON*      OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 125906 10 7                SCHEDULE 13D             PAGE 6 OF 12 PAGES
          -----------

________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     The Jack Farber 2003 Irrevocable Trust dated December 15, 2003
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A
     MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION             United States of America
________________________________________________________________________________
  NUMBER       7    SOLE VOTING POWER                  565,151 Shares
  OF
  SHARES       _________________________________________________________________
  BENEFIC-     8    SHARED VOTING POWER                0 Shares
  IALLY
  OWNED BY
  EACH         _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER             565,151 Shares
  PERSON
  WITH        _________________________________________________________________
               10   SHARED DISPOSITIVE POWER           0 Shares

________________________________________________________________________________
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                        565,151 Shares
________________________________________________________________________________
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*             [_]
________________________________________________________________________________
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.4%
________________________________________________________________________________
14             TYPE OF REPORTING PERSON*      OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 125906 10 7                SCHEDULE 13D             PAGE 7 OF 12 PAGES
          -----------

________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     The Vivian Farber 2003 Irrevocable Trust dated December 15, 2003
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A
     MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION             United States of America
________________________________________________________________________________
  NUMBER       7    SOLE VOTING POWER                  351,042 Shares
  OF
  SHARES       _________________________________________________________________
  BENEFIC-     8    SHARED VOTING POWER                0 Shares
  IALLY
  OWNED BY
  EACH         _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER             351,042 Shares
  PERSON
  WITH        _________________________________________________________________
               10   SHARED DISPOSITIVE POWER           0 Shares

________________________________________________________________________________
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                        351,042 Shares
________________________________________________________________________________
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*             [_]
________________________________________________________________________________
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.4%
________________________________________________________________________________
14             TYPE OF REPORTING PERSON*      OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 125906 10 7                SCHEDULE 13D             PAGE 8 OF 12 PAGES
          -----------


                  This Amendment No. 6 amends the Schedule 13D, as previously amended, filed by Ellen B. Kurtzman, Delv, L.P. (the "Partnership"), Trust FBO Ellen B. Kurtzman under The 2002 Farber Children's Trusts dated December 12, 2002 (the "EBK Trust"), Trust FBO David M. Farber under The 2002 Farber Children's Trusts dated December 12, 2002 (the "DMF Trust," and together with the EBK Trust, the "Children's Trusts"), The Jack Farber 2003 Irrevocable Trust dated December 15, 2003 (the "Jack Farber Trust") and The Vivian Farber 2003 Irrevocable Trust dated December 15, 2003 (the "Vivian Farber Trust") with respect to the common stock, par value $.10 per share ("Common Stock") of CSS Industries, Inc., a Delaware corporation ("CSS").

Item 5.           INTEREST IN SECURITIES OF THE ISSUER
------
                  Ellen B. Kurtzman may be deemed to beneficially own 2,160,175 shares of Common Stock (20.7 percent of the issued and outstanding Common Stock of CSS, based upon information provided by CSS in its quarterly report on Form 10-Q for the quarter ended June 30, 2005 indicating that 10,458,565 shares of Common Stock were issued and outstanding on July 20, 2005). Of that amount, she has sole voting and investment power with regard to 1,935,275 shares and shared voting and investment power with regard to 224,900 shares. The shares as to which Ellen B. Kurtzman has sole voting and investment power are as follows:

                        o      83,667 shares of Common Stock owned directly.

                        o 136,776 shares of Common Stock held by the Farber Family Charitable Lead Annuity Trust (the "Farber Charitable Trust"), of which Ellen B. Kurtzman is the sole trustee.

                        o 750,000 shares of Common Stock (7.2 percent of the issued and outstanding Common Stock of CSS) owned by the Partnership. Ellen B. Kurtzman exercises voting and investment power over these shares through Delv, Inc. (the "General Partner"), a Delaware corporation and general partner of the Partnership, which has the sole voting and investment power with regard to the shares of Common Stock owned by the Partnership. One-half of the outstanding common stock of the General Partner is held by each of the Children's Trusts, for which Ellen B. Kurtzman serves as sole trustee. As a result, the Children's Trusts may be deemed to have shared voting and investment power with regard to the 750,000 shares held by the Partnership. Ellen B. Kurtzman also is the sole director of the General Partner and serves as the President, Secretary and Treasurer of the General Partner. In that capacity, Ellen B. Kurtzman has the power to act on behalf of the General Partner to vote and dispose of shares held by the Partnership. The General Partner holds a 0.1 percent interest in the Partnership, and the remaining 99.9 percent interest in the Partnership is owned by the 2003 Farber Family Trust (the "2003 Trust"), of which Ellen B. Kurtzman is the sole trustee. Because the limited partners of the Partnership, in their capacity as limited partners, do not have power

CUSIP NO. 125906 10 7                SCHEDULE 13D             PAGE 9 OF 12 PAGES
          -----------

                               to vote or dispose of the shares of Common Stock held by the Partnership, the 2003 Trust is not deemed to have voting or investment power with respect to the Common Stock held by the Partnership. The 2003 Trust does not otherwise have voting or investment power with respect to any shares of Common Stock.

                        o 565,151 shares (5.4 percent of the issued and outstanding stock of CSS) held by the Jack Farber Trust, of which Ellen B. Kurtzman is the sole trustee and Jack Farber is the sole beneficiary.

                        o 351,042 shares held by the Vivian Farber Trust, of which Ellen B. Kurtzman is the sole trustee and Vivian Farber is the sole beneficiary.

                  Ellen B. Kurtzman may also be deemed to have sole voting and investment power with respect to 48,639 shares held by the Farber Family Foundation, Inc., a charitable foundation (the "Farber Family Foundation"). As a matter of policy, the Farber Family Foundation does not vote the shares of Common Stock that it owns. Ellen B. Kurtzman disclaims any beneficial ownership in the shares held by the Farber Family Foundation.

                  In addition, Ellen B. Kurtzman shares voting and investment power with respect to the following shares of common stock:

                        o 83,475 shares of Common Stock owned by trusts for the benefit of two of her children, for which she serves as co-trustee with her mother.

                        o 89,714 shares of Common Stock owned by two trusts, one for the benefit of her son and one for the benefit of her nephew, for which she serves as co-trustee with her brother.

                  Ellen B. Kurtzman may also be deemed to share voting and investment power with regard to 51,711 shares owned by the Farber Family Foundation. Ellen B. Kurtzman, Jack Farber, her father, Vivian Farber, her mother, and David M Farber, her brother, are members, officers and directors of the Farber Family Foundation. As noted above, as a matter of policy, the Farber Family Foundation does not vote the shares of Common Stock that it owns. Ellen
B. Kurtzman disclaims any beneficial ownership in the shares held by the Farber Family Foundation. Additional information relating to Jack Farber, Vivian Farber and David M. Farber is set forth in Appendix A to this schedule.

                  On August 15, 2005, the Jack Farber Trust contributed 100,000 shares of Common Stock to Jack Farber.

CUSIP NO. 125906 10 7                SCHEDULE 13D            PAGE 10 OF 12 PAGES
          -----------

                  In addition, subsequent to the filing date of Amendment No. 5 to the Schedule 13D, the Farber Family Foundation sold an aggregate of 46,000 shares of Common Stock as follows:

                                             NUMBER               PRICE
                  DATE OF SALE             OF SHARES          PER SHARE ($)
                  -------------            ---------          -------------
                  June 27, 2005               2,000               33.00
                  June 27, 2005               1,000               33.03
                  June 27, 2005               2,000               33.05
                  July 5, 2005                5,000               33.20
                  July 11, 2005               4,100               34.70
                  July 11, 2005                 900               34.73
                  July 18, 2005               3,500               35.70
                  July 19, 2005               1,500               36.00
                  July 25, 2005                 100               36.80
                  July 26, 2005               2,500               35.75
                  July 26, 2005                 100               35.76
                  July 26, 2005                 100               35.63
                  July 26, 2005               1,200               35.60
                  July 26, 2005               1,000               35.80
                  August 1, 2005              2,800               37.37
                  August 1, 2005                900               37.38
                  August 1, 2005              1,000               37.40
                  August 1, 2005                200               37.50
                  August 2, 2005              1,000               37.14
                  August 2, 2005                500               37.15
                  August 2, 2005                500               37.22
                  August 2, 2005                100               37.30
                  August 8, 2005                100               36.35
                  August 9, 2005              6,900               36.29
                  August 15, 2005              2000               35.41
                  August 15, 2005              2000               35.50
                  August 16, 2005               500               35.92
                  August 16, 2005             1,500               35.93
                  August 16, 2005               500               35.95
                  August 16, 2005               500               35.97


         The sales by the Farber Family Foundation listed in the table above were effected in the public trading markets pursuant to a plan intended to comply with Rule 10b5-1(c) under the Securities Exchange Act.

CUSIP NO. 125906 10 7                SCHEDULE 13D            PAGE 11 OF 12 PAGES
          -----------



                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                               /s/ Ellen B. Kurtzman
                               ----------------------------------------------
                               Ellen B. Kurtzman


                               DELV, L.P.

                               By: DELV, INC., its General Partner

                                   By: /s/ Ellen B. Kurtzman
                                       --------------------------------------
                                       Ellen B. Kurtzman, President


                               TRUST FBO ELLEN B. KURTZMAN
                               UNDER THE 2002 FARBER CHILDREN'S
                               TRUSTS DATED DECEMBER 12, 2002

                               By: /s/ Ellen B. Kurtzman
                                   ------------------------------------------
                                   Ellen B. Kurtzman, Trustee


                               TRUST FBO DAVID M. FARBER UNDER
                               THE 2002 FARBER CHILDREN'S TRUSTS
                               DATED DECEMBER 12, 2002

                               By: /s/ Ellen B. Kurtzman
                                   ------------------------------------------
                                   Ellen B. Kurtzman, Trustee


                               THE JACK FARBER 2003 IRREVOCABLE
                               TRUST DATED DECEMBER 15, 2003

                               By: /s/ Ellen B. Kurtzman
                                   ------------------------------------------
                                   Ellen B. Kurtzman, Trustee


                               THE VIVIAN FARBER 2003 IRREVOCABLE
                               TRUST DATED DECEMBER 15, 2003

                               By: /s/ Ellen B. Kurtzman
                                   ------------------------------------------
                                   Ellen B. Kurtzman, Trustee


Date: August 19, 2005

CUSIP NO. 125906 10 7                SCHEDULE 13D            PAGE 12 OF 12 PAGES
          -----------

                                                    APPENDIX A

                                                                                Present principal occupation or
                                                                               employment and name, principal
                                                                                  business and address of any
                                                                             corporation or other organization in
                 Name                            Address                       which such employment is conducted
     -----------------------------     -----------------------------     -----------------------------------------------
     Jack Farber                       CSS Industries, Inc.              Chairman of the Board of Directors,
                                       1845 Walnut Street                CSS Industries, Inc. (the issuer - a
                                       Philadelphia, PA 19103            manufacturer and seller of seasonal
                                                                         and social expression products), 1845
                                                                         Walnut Street, Philadelphia, PA 19103

     Vivian Farber                     3056 Miro Drive North             Private investor
                                       Palm Beach Gardens,
                                       FL 33410

     David M. Farber                   Marshall Auto Sales               President, Marshall Auto Sales (an
                                       6050 Old York Road                automobile dealer), 6050 Old York
                                       Philadelphia, PA 19141            Road, Philadelphia, PA 19141

During the last five years, none of the persons listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the persons listed above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

All of the persons listed above are United States citizens.